EXHIBIT - 22
                          SUBSIDIARY INFORMATION
     Registrant Questar Pipeline Company has two subsidiaries, Questar TransColorado, Inc., and Questar Gas Management Company, both of which are Utah corporations. Questar Pipeline Company and Universal Resources Corporation, an affiliate, each have a 50 percent ownership position in Questar WMC Corporation, a Utah corporation.